UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ___)

_________________

Multiband Corporation

(Name of Subjects Company (Issuer))

Multiband Corporation

(Name of Filing Person (Offeror and Issuer))

_________________

Options to Purchase Common Stock, No Par Value

(Title of Class of Securities)

62544X

(CUSIP Number of Class of Securities)

(Underlying Shares of Common Stock)

James L. Mandel

Chief Executive Officer

Multiband Corporation

5605 Green Circle Drive

Minnetonka, MN

(763) 504-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

_________________

Copies to:

Michele D. Vaillancourt

Philip T. Colton

Winthrop & Weinstine, P.A.

Capella Tower

225 South 6th Street, Suite 3500

Minneapolis, MN

(612) 604-6400

_________________

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
not applicable	not applicable

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $493.64

Form or Registration No.: Schedule TO
Filing Party: Multiband Corporation
Date Filed: July 31, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

On Monday, August 19, 2013, the Company will send the communication below to holders of the employee options:

Dear Holder of Options to Purchase Shares of Common Stock of Multiband Corporation:

As you are aware, Multiband Corporation (“Multiband”) has entered into a merger agreement with Manatee Merger Sub Corporation (“Merger Sub”), a Minnesota corporation and a wholly-owned subsidiary of Goodman Networks Incorporated (“Parent”), a Texas corporation. Pursuant to the terms of the merger agreement, each outstanding share of Multiband common stock will be converted into the right to receive $3.25 in cash.

It is a condition to the consummation of the merger that all employee options be cancelled before the merger. Because our 1999 Stock Compensation Plan (the “Plan”) does not permit us to terminate options in the context of a transaction such as the merger without the consent of the option holders, we are making this offer in order to provide a means for our option holders to receive value for their stock options subject to the Plan upon the completion of the offer, whether or not the exercise price of the option is less than the $3.25 per share merger consideration. We are also making this offer in order to ensure that no Multiband stock options will remain outstanding after the consummation of the merger. We expect that the completion of the offer and the merger will be on or about the same date.

With respect to eligible options validly tendered, we will pay cash in an amount equal to the number of shares of our common stock subject to the eligible options multiplied by the greater of (a) the excess of $3.25 over the exercise price per share of such options and (b) $0.50, without interest and reduced in each case by any applicable tax withholding.

Please sign and date the attached Election to Tender Eligible Options form which lists your individual holdings of employee options that are eligible to be tendered in the offer and the cash payment being offered in exchange for such tender of eligible options and email it to employeeoffer@multibandusa.com, as soon as possible. Any cash payment made for your eligible options may be subject to tax withholding.

Please also include in the return email, a phone number where you can be reached, if needed.

If you have any questions concerning the program, please send them to employeeoffer@multibandusa.com, and we will get back to you as soon as possible.

Multiband Finance Team